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12014598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 13 2012

Washington, DC

SEC FILE NUMBER
8 – 27287

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/11   AND ENDING   12/31/11
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harger and Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Ave, Suite D
(No. and Street)

Baton Rouge   **Louisiana**   **70809**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane   **Flower Mound**   **Texas**   **75022**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___C. Michael Dowden_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___**Harger and Company, Inc.**_____, as of ___December 31_____, 20__11____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
                                                                                          Signature

Thomas C. Damico
Notary Public
8048 One Calais Avenue, Suite A
Baton Rouge, LA 70809
LSBA #04480
Commission expires at death

_____
Notary Public

_____
                                          Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HARGER AND COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2011

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harger and Company, Inc.

We have audited the accompanying statement of financial condition of Harger and Company, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harger and Company, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 28, 2012

HARGER AND COMPANY, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash and cash equivalents	$	564
Certificate of deposit		54,581
Commissions receivable		40,237
Clearing deposit		35,000
Employee advances		56,627
Marketable securities		19,752
Property and equipment, net of accumulated depreciation of $141,485		74,910
TOTAL ASSETS	**$**	**281,671**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Bank overdraft	$	2,151
Accounts payable		45,556
Accrued expenses		17,153
Income taxes payable - federal		38,318
Management fees payable to Parent		2,500
TOTAL LIABILITIES		105,678

Stockholder's Equity

Common stock, 10,000 shares authorized, no par value, 86 shares issued and 46 shares outstanding	26,000
Additional paid-in capital	120,300
Retained earnings	64,939
	211,239
Treasury stock, 40 shares at cost	(35,246)
TOTAL STOCKHOLDER'S EQUITY	175,993
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 281,671**

HARGER AND COMPANY, INC.
Statement of Income
Year Ended December 31, 2011

Revenue

Variable annuity commissions	$	507,233
Revenue from the sale of investment company shares		254,223
Investment advisory fees		165,835
Securities commissions		46,926
Other revenue		411
TOTAL REVENUE		974,628

Expenses

Compensation and related costs	575,868
Occupancy and equipment costs	150,828
Travel	71,224
Promotional costs	51,733
Professional fees	43,566
Communications	31,577
Management fees to Parent	22,500
Regulatory fees and expenses	12,608
Clearing charges	10,764
Interest expense	1,187
Losses in error account and bad debts	909
Other expenses	35,796
TOTAL EXPENSES	1,008,560
Net loss before other gain and provision for income taxes	(33,932)

Other gain

Unrealized gain on marketable securities	700
Net loss before provision for income taxes	(33,232)
Current tax expense - federal	6,000

NET LOSS	$	(39,232)

See notes to financial statements.   3

HARGER AND COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Shares Outstanding	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2010	46	40	$ 26,000	$ 120,300	$ 108,171	$ (35,246)	$ 219,225
Distributions to shareholder	-	-	-	-	(4,000)	-	(4,000)
Net loss	-	-	-	-	(39,232)	-	(39,232)
Balances at December 31, 2011	46	40	$ 26,000	$ 120,300	$ 64,939	$ (35,246)	$ 175,993

HARGER AND COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities:

Net loss	$ (39,232)
Adjustments to reconcile net loss to	
net cash used in operating activities	
Unrealized gain on marketable securities	(700)
Depreciation	28,000
Change in assets and liabilities	
Decrease in commissions receivable	47,763
Increase in employee advances	(45,234)
Increase in bank overdraft	2,151
Increase in accounts payable	24,120
Increase in accrued expenses	6,120
Decrease in income taxes payable - federal	(15,366)
Decrease in income taxes payable - state	(7,106)
Decrease in management fees payable to Parent	(3,500)
Net cash used in operating activities	(2,984)

Cash flows from investing activities:

Increase in certificate of deposit	(299)
Purchase of property and equipment	(2,638)
Net cash used in investing activities	(2,937)

Cash flows from investing activities:

Distributions to shareholder	(4,000)
Net decrease in cash and cash equivalents	(9,921)
Cash and cash equivalents at beginning of year	10,485
Cash and cash equivalents at end of year	$ 564

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 1,187
Income taxes - federal	$ 21,000
Income taxes - state	$ 7,106

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all general securities transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the general securities customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

Cash, commissions receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to fifteen years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Investment Advisory Fees

Investment advisory fees are recorded based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Advertising Costs</u>

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

<u>Income Taxes</u>

The Company is not included in the federal income tax return of the Parent and files its income tax return on a separate company basis.

As of December 31, 2011, open Federal tax years include the tax years ended December 31, 2008 through December 31, 2010.

The Company is also subject to state income tax.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $35,000 as deposit in accounts with the clearing broker/dealer.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital and net capital requirements of $12,587 and $7,045, respectively. The Company's net capital ratio was 8.40 to 1.

Note 4 - <u>Fair Value / Marketable Securities</u>

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 4 - **Fair Value / Marketable Securities (continued)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

In accordance with FASB ASC 820, the following table summarizes the valuation of the Company's investments by the fair value hierarchy levels as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Marketable equity securities	$ 19,752	$ -	$ -	$ 19,752

Marketable equity securities are valued using level 1 inputs based on unadjusted quoted market prices within active markets. Cost and fair value of marketable equity securities at December 31, 2011, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 15,823	$ 3,929	$ -	$ 19,752

Note 5 - **Property and Equipment**

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 138,415
Boat	38,853
Equipment	39,127
	216,395
Accumulated depreciation	(141,485)
	$ 74,910

Depreciation expense for the year was $28,000 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Income Taxes

The income tax expense differs from the amount that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible differences of approximately $46,000 and the effect of accelerated depreciation used for income tax purposes of approximately $25,000. The accelerated depreciation used for tax purposes creates a deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material.

Note 7 - Office Leases

The Company leases office space at three locations on a month-to-month basis for a total of $5,950 per month. Office rent expense for the year was $71,400 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 8 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (Agreement) effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable, and may not be added to future assessments. The total management fees incurred under this agreement during 2011 totaled $31,646, of which $9,146 was waived by the Parent and $2,500 was payable at December 31, 2011. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10   - <u>Retirement Plan</u>

The Company terminated its 401(k) Plan and adopted a SIMPLE IRA (Plan) effective March 1, 2011. The Company and eligible employees may contribute to the Plan. Employer matching contributions totaled $2,237 for the year ended December 31, 2011.

Note 11 - <u>Off-Balance-Sheet Risk and Concentration of Credit Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 12 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 28, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

HARGER AND COMPANY, INC.
Supplementary Information
Pursuant to Rule 17a-5
December 31, 2011

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	175,993
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable		28,901
Employee advances		56,627
Property and equipment		74,910
Total deductions and/or charges	$	160,438
Net capital before haircuts on securities positions	$	15,555
Haircuts on securities:		
Marketable securities	$	2,968
Net Capital	$	12,587
Aggregate indebtedness		
Bank overdraft	$	2,151
Accounts payable		45,556
Accrued expenses		17,153
Income taxes payable - federal		38,318
Management Fees Payable to Parent		2,500
Total aggregate indebtedness	$	105,678
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	7,045
Net capital in excess of minimum requirement	$	5,542
Ratio of aggregate indebtedness to net capital		8.40 to 1

Reconciliation of Computation of Net Capital

Net capital as reported by Registrant in Original Filing of Part IIA of Form X-17a-5 as of December 31, 2011 (unaudited)	$	21,582
Adjustments made by Registrant prior to filing Amended Form X-17a-5:		
Decrease in net income - reclass of advances to commission expense and resulting payroll tax expense		(10,877)
Increase in net income - income taxes - federal		2,200
Decrease in net income - bank charges		(317)
Rounding		(1)
Net capital as computed above	$	12,587

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Harger and Company, Inc.

In planning and performing our audit of the financial statements of Harger and Company, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4421 Wanda Ln.   Flower Mound, TX 75022-5446   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 28, 2012

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Harger and Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Amended Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Harger and Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harger and Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Amended Form SIPC-7). Harger and Company, Inc.'s management is responsible for Harger and Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement record entries (checks issued) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Amended Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers (trial balance) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 28, 2012

SIPC-7		SIPC-7
(33-REV 7/10)		(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31 , 20 11
(Read carefully the Instructions in your Working Copy before completing this Form)   *Amended*

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027287 FINRA DEC
Harger and Company, Inc.
8048 One Calais Ave Ste D
Baton Rouge, LA 70809-3483

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kathy Parker   304/765-7986

2. A. General Assessment (item 2e from page 2) — $ 323

   B. Less payment made with SIPC-6 filed (exclude interest) — (1591)
      07/27/2011, 02/03/2012
      Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — (1268)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum — 0

   F. Total assessment balance and interest due (or overpayment carried forward) — $ (1268)

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) — $ 0

   H. Overpayment carried forward — $(1268)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
   none

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Harger and Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of Feb , 20 12.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

17

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _January 1_ , 20 11
and ending _December 31_ , 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 975328

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 834209

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 10764

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. — 606

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (I) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 395

(II) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 0

Enter the greater of line (I) or (II) — 395

Total deductions — 845974

2d. SIPC Net Operating Revenues — $ 129354

2e. General Assessment @ .0025 — $ 323

(to page 1, line 2.A.)